3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: (215) 981- 4659

direct fax: (866) 422 - 2114

falcoj@pepperlaw.com

December 26, 2018

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Messrs. John Grzeskiewicz and Keith O’Connell

Re:	FundVantage Trust 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Gentlemen:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) to Post-Effective Amendment No. 200 to the Trust’s registration statement on Form N-1A filed with the Commission on November 16, 2018 (the “Amendment”), which were provided to the Trust on December 20, 2018. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register Gotham ESG Large Value Fund (the “Fund”) as a new series of the Trust under the Investment Company Act of 1940 (the “1940 Act”) and to register the Fund’s shares under the Securities Act.

We have organized this letter by setting forth the Staff’s comments to the Fund’s Prospectus in italicized text followed by the Trust’s response. Changes to the Fund’s Prospectus in response to the Staff’s comments are reflected in Post-Effective Amendment No. 201 to the Trust’ registration filed with the Commission on December 21, 2018 pursuant to Rule 485(a) under the 1940 Act (“Amendment No. 201”).

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1.	Please include a completed fee table and expense example in the summary section of the Prospectus.

Response: A completed fee table and expense example are included in Amendment No. 201.

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Berwyn	Harrisburg	Orange County	Princeton	Wilmington

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2.	In the section “Summary of Principal Investment Strategies” section, provide more detailed disclosure regarding how the Fund screens for ESG including information regarding the criteria used.

Response: The prospectus has been revised to reflect the Staff’s comment.

3.	In the “Summary of Principal Risks” section, revise the ESG Strategy Risk to more fully disclose the risks of such strategy including limiting the number of companies in which the Fund can invest and potential impact to the Fund’s performance relative to Fund’s that do not utilize an ESG strategy.

Response: The prospectus has been revised to reflect the Staff’s comment.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,
/s/ John P. Falco
John P. Falco

cc:	Joel L. Weiss, President of FundVantage Trust John M. Ford, Esq.